Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 9/27/2016	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT



1. State the name of the applicant: BOX Options Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   (617) 235-2235 (Telephone) (617) 235 2253 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Lisa J Fall (Name) President (Title) (617) 235-2235 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

SEC
Mail Processing
Section
SEP 28 2016
Washington DC
412

16019424

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/27/2016 09/27/16 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) ~~Lisa J. Fall, President~~ Lisa Fall President (Printed Name and Title)

Subscribed and sworn before me this 27 day of September, 2016 by Jillian Palmer
(Month) (Year) (Notary Public)

My Commission expires 5/27/22 County of Barnstable State of Massachusetts


JILLIAN H. PALMER
MY COMM. EXPIRES MAY 27, 2022
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.


BOX℠ OPTIONS

COPY

September 27, 2016

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 22 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 22 to Form 1 (the "Amendment"). Specifically, BOX is filing a Form 1 amendment to Exhibit F to reflect an update to the submission address listed on the BOX Options Participant Agreement, BOX Options Participant Application, and BOX Options Participant User Agreementt.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 22.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures


BOX
OPTIONS

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 22
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 22. The Form 1 application is not being modified in any respect other than to the extent set forth below.


BOX
OPTIONS

Amendment to:

Exhibit F

Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity.
2. Application for approval as a person associated with a member, participant or subscriber of the entity.
3. Any other similar materials.

Exhibit F is hereby amended as set forth below. The Exhibit F is not being modified in any respect other than to the extent set forth below.

Response:

Attached please find the following revised documents:

1. BOX Options Participant Application (See Exhibit F-1)
2. BOX User Agreement (See Exhibit F-2)
3. BOX Options Participant Agreement (See Exhibit F-3)


BOX
REGULATION

BOX OPTIONS MARKET PARTICIPANT AGREEMENT

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
101 Arch Street, Suite 610
Boston, MA 02110
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

BOX Options Participant agrees to abide by the Rules of the BOX Options Exchange LLC (the "Exchange") applicable Bylaws and Rules of the Exchange, as amended from time to time, and all circulars, notices, interpretations, directives and/or decisions adopted by the Exchange.

BOX Options Participant acknowledges that BOX Options Participant and its associated persons are subject to the oversight and jurisdiction of the Exchange.

BOX Options Participant authorizes the Exchange to make available to any governmental agency or self-regulatory organization ("SRO") any information it may have concerning the BOX Options Participant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

BOX Options Participant acknowledges its obligation to update any and all information contained in any part of the BOX Options Participant's application, including termination of membership with another SRO.

Agreed to as of this ________ day of ________________, 20___.

BOX Options Participant **BOX Options Exchange LLC**

____
(Company Name)

By:______________________________
(Signature)

____
(Name and Title)

____
(Street Address)

____
(City, State & Zip Code)


BOX
REGULATION

USER AGREEMENT

BOX USER AGREEMENT

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
101 Arch Street, Suite 610
Boston, MA 02110
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

AGREEMENT dated ________________, 20___, by and between BOX Options Exchange LLC (the "Exchange"), a Delaware limited liability company, and ____ ("User"), collectively referred to herein as the "parties."

WHEREAS, the Exchange operates an electronic options market (the "BOX Market"), which is a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934; and

WHEREAS, provided that User is an approved BOX Options Participant in good standing with the Exchange and has paid the requisite fees, the Exchange will provide User with access to the BOX Market pursuant to these general terms and conditions.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants in this Agreement, the parties hereto agree as follows:

1. *TERM.*

This Agreement is for the term of one year from the date of execution and is automatically renewed on an annual basis unless cancelled by either party pursuant to the terms of this Agreement.

2. *EXCHANGE RULES.*

(a) ***Compliance with the Exchange Rules.*** User agrees that it will abide by the Rules of the Exchange, applicable Bylaws and Circulars, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the Exchange and BOX Market LLC (collectively "Exchange Rules"), all applicable federal and state laws and regulations, and the rules and regulations of any applicable self-regulatory organization. User will familiarize all Authorized Persons with all of the User's obligations under this Agreement and the Exchange Rules, and will assure that they receive appropriate training prior to any use or access to the BOX Market and System.

(b) ***Monitoring.*** User acknowledges and agrees that the Exchange and BOX Market will monitor the use of the BOX Market by User for compliance with all applicable laws and regulations, including without limitation the Exchange Rules. User acknowledges its responsibility to monitor its employees, agents, and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organization of which User is a member and all applicable federal and state laws and regulations.

(c) ***Integrity of BOX Market.*** User will not (i) materially alter the information or data supplied to or received from the System in violation of the Exchange Rules, (ii) materially affect the integrity of the information or data supplied to or received from the system, or (iii) supply or render information or data from the System that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory.

(d) ***Non-Compliance.*** User's right to access the BOX Market and System may be denied or terminated, temporarily or permanently, forthwith at any time by the Exchange upon a determination that: (i) User or its Authorized Persons are in violation or has violated any material term of the Agreement, the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member, any federal and state laws and regulations: (ii) the User's right to operate is terminated by its self-regulatory organization or by the United States Securities and Exchange Commission; or (iii) the User or its Authorized Person are engaged in activities that BOX reasonably determines to be determined to the BOX Market, BOX Users, or the public.

3. ***RIGHTS AND OBLIGATIONS.***

(a) ***BOX System.*** Pursuant to the terms and conditions of this Agreement, User shall have access to certain information, data, access, capabilities, functions, features, and software, which permits User to access and participate in the BOX Market (collectively, the "System").

(b) ***Restriction on Use: Security.*** User may not sell, lease, furnish, or otherwise permit or provide access to the System or any information or data made available therein to any other entity or to any individual that is not User's employee or agent. Notwithstanding the foregoing, User may disclose BOX Market information to its customers provided that such disclosure does not violate OPRA restrictions, the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws. User will maintain and keep current a list of all employees or agents who are authorized to access the BOX System on behalf of the User (the "Authorized Persons"). User accepts full responsibility for its Authorized Persons use of the System, which use must comply with the BOX Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use or access to the System. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's Authorized Persons, and for the trading and other consequences thereof.

(c) ***Fees***. User agrees to make timely payment of all fees payable to the Exchange and third parties arising from User's access to the BOX Market.

4. *CHANGE OF BOX MARKET.*

User acknowledges and agrees that nothing in this Agreement constitutes an understanding by BOX to continue the BOX Market and System or any aspect of its current form. The Exchange may from time to time make additions, deletions or modifications to the BOX Market or System. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify, or terminate the right of any individuals or entities to access, receive or use the BOX Market and System in accordance with the Exchange Rules.

5. *PROPRIETARY RIGHTS.*

User acknowledges and agrees that all proprietary rights in the BOX Market and System are and shall remain the property of the Exchange and its third party licensors. User agrees that the Exchange will own all right, title and interest in the quotations and other transaction data and information of the BOX Market.

6. *INFORMATION.*

(a) ***Confidentiality***. Both parties acknowledge that (i) the BOX Market and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange, including confidential information of the Exchange or other entities, and (ii) each party may receive or have access to the other proprietary or confidential information disclosed and marked as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation, (i) those taken by the receiving party to protect its own confidential information and (ii) those which the disclosing party may reasonably request from time to time.

(b) ***Disclosure***. The receiving party will not disclose, in whole or in part, the disclosing party's information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations or data made available to User by the Exchange without the express, prior written authorization of the Exchange.

User acknowledges that any and all information provided to the BOX Market by the User will be disclosed to the Exchange for use in accordance with the Exchange Rules. User hereby consents to such disclosure. The Exchange may also disclose information in accordance with its regulatory obligations.

(c) ***Unauthorized Use or Disclosure.*** The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) ***Limitation.*** The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. *DISCLAIMER OF WARRANTY.*

THE BOX MARKET AND SYSTEM ARE MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OR ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM ERRORS OR INTERRUPTION OR DEFECT, MERCHANTIBILITY, FITNESS FOR PARTICULAR USE OR PURPOSE, OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE).

8. *LIMITATION OF LIABILITY.*

USER UNDERSTANDS AND AGREES THAT : (i) BOX IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE BOX MARKET, AND

(ii) BOX IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE BOX MARKET TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. IF THIS PROVISION SHALL BE DEEMED TO CONFLICT WITH ANY OTHER PROVISION OF THIS AGREEMENT, THEN THIS PROVISION SHALL SUPERSEDE SUCH OTHER PROVISION.

9. *INDEMNIFICATION.*

USER AGREES TO INDEMNIFY, DEFEND AND HOLD THE EXCHANGE, ITS AFFILIATES, THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, OR EMPLOYEES HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, LOSSES, COSTS, AND EXPENSES, OBLIGATIONS, LIABILITIES, DAMAGES, RECOVERIES, AND DEFICENCIES, INCLUDING INTEREST, PENALTIES, AND ATTORNEY'S FEES, ARISING FROM OR AS A RESULT OF USER'S BREACH OF ITS OBLIGATIONS UNDER THIS AGREEMENT OR OTHERWISE FROM ITS USE OF THE BOX MARKET OR SYSTEM.

10. *TERMINATION.*

Notwithstanding any other provision of this Agreement to the contrary: (i) the Exchange may terminate this Agreement if the User breaches any material term of the Agreement and fails to cure such breach within ten (10) days after written notice thereof from the Exchange; and (ii) the Exchange may suspend User's access to the System immediately, on written notice to the User, if the Exchange reasonably believes that such breach or activity poses substantial risk to the BOX Market or its users. Such action shall be instituted under, and governed by, the Exchange Rule 11000 Series (Summary Suspensions) and Rule 12000 Series (Discipline) and may be appealed by the User under the Exchange Rule 13000 Series regarding Review of Certain Exchange Actions. The User may terminate this Agreement upon providing the Exchange thirty days notice in writing. Upon termination of this Agreement for any reason, all rights granted to User hereunder will cease. In no event will termination of this Agreement relieve User of any obligation incurred through its use of the BOX Market. The provisions of Sections 5, 6, 8, and 9 will survive the termination or expiration of this Agreement for any reason.

11. *ASSIGNMENT.*

User shall not assign, delegate, or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval. The Exchange may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

12. *MISCELLANEOUS.*

All notices or approvals required or permitted under this Agreement must be given in writing to the address specified above. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. The substantive laws of the Commonwealth of Massachusetts shall govern this Agreement. All disputes, claims or controversies between the parties related to User's use of the BOX Market shall be resolved in accordance with the applicable Exchange Rules, all applicable federal and state laws and regulations, and the rules and regulations of any applicable securities self-regulatory organization. All non-regulatory disputes, claims or controversies between the parties related to the interpretation of this Agreement shall be submitted to arbitration pursuant to the rules of the American Arbitration Association; provided, however, that nothing herein will prevent the Exchange from seeking interim injunctive relief in any court of competent jurisdiction. If any provision of this Agreement is to be held unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

Agreed to as of this ________ day of ________________, 20___.

User **BOX Options Exchange LLC**

____
(Company Name)

By:____________________________
(Signature)

____
(Name and Title)

____
(Street Address)

____
(City, State & Zip Code)


BOX
SM
REGULATION

PARTICIPANT APPLICATION

MINIMUM REQUIREMENTS
FOR BOX OPTIONS PARTICIPANTS

- Applicant-Firm registration with the Exchange, with an appointed principal contact;

- United States based firm, or, if foreign based, a United States registered subsidiary;

- FINRA will act as Designated Options Examining Authority for BOX Options Participants that are FINRA members;

- A clearing agreement with OCC, or an arrangement with an OCC member-firm for clearing through OCC (i.e. give-up);

- For Market Makers: Minimum Net Equity of $200,000, or SEC Rule 15c3-1 Net Capital Requirements, whichever is greater.


BOX SM
REGULATION

PARTICIPANT APPLICATION

BOX OPTIONS EXCHANGE LLC (the "Exchange")

GENERAL INSTRUCTIONS

This application is separated into the three sections attached. The completed application shall be filed with the Exchange's Options Participant Registration Department. To facilitate prompt consideration, the required information should be clearly printed or typed. All questions applicable to your form of application must be answered and all information furnished as of the date of the application for admission, unless waived by the Exchange. Approval of this application provides the applicant the right to participate on the Exchange. This application and corresponding right to participate is not assignable or transferable.

PART 1 – INDIVIDUAL PARTICIPANTS APPLICATION
(*Required to be completed by all BOX Options Participants.*)

Each Applicant-Firm must have an individual representative. Please complete the individual application provided in Part 1.

PART 2 – FIRM PARTICIPANTS APPLICATION
(*Required to be completed by all BOX Options Participants.*)

This section covers general background information about the Applicant-Firm. All Applicant-Firms must complete Part 2 of the application.

PART 3 – APPLICANT-FIRMS WISHING TO ACT AS MARKET MAKERS ON THE EXCHANGE

Only Applicant-Firms who wish to be eligible to be designated as BOX Market Makers should complete Part 3 of this application. Note that upon approval of Part 3 of this application, the BOX Options Participant will be eligible to request particular options classes; this request will be the subject of a separate application which may only be submitted once Parts 1, 2 and 3 of this application have been approved by the Exchange.

Please note that approval of a BOX Options Participant is subject to the sole discretion of the Exchange. Any questions should be directed to the Exchange's Options Participant Registration Department at (402) 932-3203.


BOX
REGULATION

PARTICIPANT APPLICATION

PART I: INDIVIDUAL APPLICATION

Return to: BOX Options Exchange LLC (the "Exchange")
101 Arch Street, Suite 610
Boston, MA 02110
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

I hereby make application for and represent my firm, in connection with its participation in the Exchange.

Applicant Name: ______________________________

Web CRD #: ______________________________

Applicant-Firm: ______________________________

Business Address:

____
(Street)

____
(City/State) (Country) (Zip Code)

Telephone: ____________________ **Fax:** ____________________

Email: ____________________

By my signature below, I certify that all of my responses to the foregoing are true and complete. I acknowledge that upon approval of this application that the Applicant-Firm and its representatives will be bound by the Bylaws and Rules of the Exchange as well as all circulars, notice interpretations, directives and/or decisions adopted by the Exchange and the Exchange's Options Exchange Registration Department, and I will abide by the same, as now in effect and as may be amended from time to time.

Signed: ____________________ **Date:** ____________________

Name (Printed): ____________________ **Title:** ____________________

Options Participant Registration Department (Only)

Attested: ____________________ **Date:** ____________________

Name (Printed): ____________________ **Title:** ____________________



BOX℠ REGULATION

PARTICIPANT APPLICATION



PART II: APPLICANT-FIRM INFORMATION

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
101 Arch Street, Suite 610
Boston, MA 02110
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

Date of Application: ____________

1. **Name:** ____
   (Full and Legal Name of Applicant-Firm)

2. **Address:** ____
   (Street) (Telephone)

   ____
   (City, State, Zip) (Fax Number)

3. **Primary Contact** ____
   (Name) (Title)

____
(Telephone) (Fax) (Email Address)

(a) Regulatory Contact (if different): ______________________________

____

____

(b) Billing Contact (if different): ______________________________

____

____

4. **Type of Entity: (check one)** □ **Corporation** □ **Partnership** □ **LLC** □ **LLP**

   ☐ Other: (Explain)____


BOX SM
REGULATION

PARTICIPANT APPLICATION

5. **Is the Applicant-Firm an entity formed under and subject to the laws of the United States?**

   (check one) ☐ Yes ☐ No

   (a) If "no," does the company have a registered subsidiary formed under and subject to the laws of United States? ____________________
   1. State the name and address of such subsidiary and primary contact information:

      ____

      ____

      ____

   (b) Does such subsidiary have a registered options principal (Series 4 license)?

   (check one) ☐ Yes ☐ No

   1. If "yes" state such principal's name, address, and Web CRD number:

      ____
      (Name)

      ____
      (Address)

      ____
      (CRD #)

6. **Applicant-Firm's Central Registration Depository (CRD) number:**____________________

7. **Designated Options Examining Authority ("DOEA"):** Check if: ☐ FINRA Member
   ☐ Other (Please provide name):____________________

8. **Identify the Options Clearing Corporation (OCC) member through which Applicant-Firm will clear transactions on BOX:**

   ____

   ____

9. **Beneficial Ownership Information:** (NOTE: if either part of this question is yes, please provide an organizational chart showing the affiliations)

PARTICIPANT APPLICATION

(a) Does any entity beneficially own, directly or indirectly, an interest of 10% or more in the Applicant-Firm? (check one) □ Yes □ No

(b) Does the Applicant-Firm own a beneficial interest, directly or indirectly, of 10% or more in any BOX Options Participant? (check one) □ Yes □ No



BOX
SM
REGULATION

PARTICIPANT APPLICATION

10. Supplemental Information for Applicant-Firms. Applicant-Firm is requested to provide the following information:

(a) A copy of the Applicant-Firm's current Form BD.

(b) An organizational chart, including the names of Applicant-Firm's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

(c) A description of Applicant-Firm's proposed trading activities on BOX as it pertains to the following: (Include a statement of the extent to which Applicant-Firm currently is conducting such activities as a member of other SRO(s).)

1. ORDER FLOW PROVIDER: Please indicate the nature of such activity (e.g. x % retail orders and/or x % BD orders);

2. MARKET MAKER;

3. ORDER FLOW PROVIDER AND MARKET MAKER

(d) A description of the manner in which Applicant-Firm receives orders from customers such as electronically, via Internet or proprietary communication devices, and the process and/or systems used. Include basic diagrams to illustrate processes if necessary.

(e) A description of the manner in which Applicant-Firm will send orders to the Exchange, such as through an internet processing system or through a third party order routing service. Include basic diagrams if necessary.

(f) Please provide a copy of Applicant-Firm's written supervisory procedures and information barrier procedures.

11. ***Supplemental Information for Market Maker member Applicant-Firms.*** In addition to the information requested above, Applicant-Firms acting as market makers are requested to provide the following information:

(a) A list of:

1. The office(s) from which Applicant-Firm will conduct BOX market making activity;

2. The individual(s) responsible for supervising such trading activity.

BOX[SM]
REGULATION

PARTICIPANT APPLICATION

Part III: MARKET MAKER APPLICATION

Applicant-Firms that will apply for Market Maker status must complete the BOX Options Participant application and also provide the supplemental information requested below:

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
101 Arch Street, Suite 610
Boston, MA 02110
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

Date of Application: ____________________

1. **Name:**

____
(Full and Legal Name of Applicant-Firm)

2. **Address:**

____
(Street) (City, State, Zip, Country)

____
(Telephone) (Fax Number)

3. **Primary Contact:**

____
(Name) (Title)

____
(Fax) (Telephone) (Email)

(a) Regulatory Contact (if different):

____

4. **Applicant-Firm's CRD Number:** ____________________



PARTICIPANT APPLICATION

5. **Trading Location / Trading Representatives / Supervisors: Please provide the following information:**

    (a) List of the locations from which Applicant-Firm will conduct its BOX market making activity;

    (b) List all designated trading representatives; and the address(es) from which they will conduct market making or other trading activities;

    (c) List individuals responsible for supervising such trading representatives (Responsible Person) and the U.S. based address(es) from which the supervision will take place.

6. **Trading Representative Qualifications: Please provide the following information:**

    (a) Copy of Form U-4 for each of the trading representatives identified in section 5 above; and

    (b) Provide a brief description of the trading representative's qualifications

    (c) Please note that each trading representative must take an examination, submit to a new market maker orientation program (if required by the Exchange) and be approved by Exchange.

7. **Supervisory Procedures: Please provide a copy of Applicant-Firm's written supervisory procedures for market making activities on the Exchange.**

8. **Applicant-Firm's Capital:**
   Please provide the source and amount of Applicant-Firm's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.

9. **Other Business Activities:**
   If the Applicant-Firm will be conducting other business activities at the market making trading location(s), please provide:

    (a) A statement describing such activities; and

    (b) Copy of "Chinese Wall" procedures.

10. **Authorization:**
    The undersigned agrees that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

    The undersigned hereby agrees that the Applicant-Firm will abide by the Bylaws and Rules of the Exchange as they shall be amended from time to time.


BOX SM
REGULATION

PARTICIPANT APPLICATION

The undersigned represents that, to the best of my knowledge and belief, the foregoing statements are true and correct.

The undersigned recognizes that Applicant-Firm may be the subject of an investigative consumer report ordered by the Exchange, and hereby authorizes and consents to the Exchange obtaining such report.

(Signature of Authorized Officer)	(Date)
(Print Name)	(Title)